

Mail Stop 3233

December 3, 2015

<u>Via Email</u>
Mr. Robin N. Lowe
Chief Financial Officer
Altisource Residential Corporation
402 Strand Street
Frederiksted, USVI 00840-3531

   Re: Altisource Residential Corporation
      Form 10-K
      Filed March 2, 2015
      File No. 001-35657

Dear Mr. Lowe:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Jennifer Monick

           Jennifer Monick
           Assistant Chief Accountant
           Office of Real Estate and
           Commodities